SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2014

UBS Group AG

(Translation of Registrant’s Name Into English)

Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, +41 44 234 11 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K AND ITS EXHIBITS ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4, AS AMENDED (REGISTRATION NUMBER 333-199011) FILED BY UBS GROUP AG WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXHIBIT 3.1 IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION NUMBERS 333-200634; 333-200635; 333-200641 AND 333-200665) FILED BY UBS GROUP AG WITH THE SECURITIES AND EXCHANGE COMMISSION.

On October 14, 2014, UBS Group AG (“UBS Group”) commenced an exchange offer (the “Exchange Offer”) for any and all ordinary shares (“UBS Shares”) of UBS AG (“UBS”). On November 21, 2014, UBS Group declared the Exchange Offer unconditional. On November 26, 2014, UBS Group acquired the 3,475,356,441 UBS Shares tendered during the initial offer period of the Exchange Offer (the “Initially Tendered Shares”) in exchange for registered shares of UBS Group (“UBS Group Shares”) on a share-for-share basis. On the same day, UBS Group filed a Report on Form 6-K in order to give notice that UBS Group had become successor issuer to UBS pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended, and file the English translation of the amended and restated Articles of Association of UBS Group adopted on November 26, 2014 and the unqualified opinion of Bär & Karrer with respect to the validity of the UBS Group Shares issued in exchange for the Initially Tendered Shares.

The subsequent offer period of the Exchange Offered began on November 26 and expired on December 10, 2014. On December 16, 2014, UBS Group implemented a capital increase to authorize an additional 241,553,766 UBS Group Shares for issuance in exchange for the UBS Shares that were tendered into the Exchange Offer during the subsequent offer period (the “Subsequently Tendered Shares”) and UBS Shares acquired by private exchanges with various shareholders and banks in Switzerland and elsewhere outside the United States subsequent to the end of the subsequent offer period. These private exchanges were made on the same terms and conditions as applied to the Exchange Offer.

Under this Report on Form 6-K, the following documents are being filed: the English translation of the amended and restated Articles of Association of UBS Group adopted on December 16, 2014 in the context of the Exchange Offer and the opinion of Bär & Karrer with respect to the validity of the UBS Group Shares issued in exchange for the Subsequently Tendered Shares.

Important Notice

UBS Group has filed with the SEC the Registration Statement, which includes an offer to exchange/prospectus. UBS has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS Group or UBS have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS Group and UBS, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Exhibits

This Report on Form 6-K contains the following exhibits:

Exhibit Number	Description of Exhibit

3.1	English translation of UBS Group Articles of Association

5.1	Opinion of Bär and Karrer with respect to the validity of the UBS Group Shares issued in exchange for UBS Shares tendered during the subsequent offer period of the Exchange Offer

23.1	Consent of Bär and Karrer (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah Starkweather
Name:	Sarah Starkweather
Title:	Executive Director

Date: December 16, 2014